Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. All amounts are in thousands, except for the ratio of earnings to fixed charges.

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands)
Income before income taxes	$407,990	$789,692	$760,009	$609,473	$493,489	$474,201
Interest expense	19,849	38,902	34,533	30,541	23,643	18,889
(Net income)/loss attributable to noncontrolling interest	(6,277)	(10,161)	(12,068)	(9,469)	1,834	0

Adjusted Earnings	$421,562	$818,433	$782,474	$630,545	$518,966	$493,090

Fixed Charges	$19,849	$38,902	$34,533	$30,541	$23,643	$18,889

Ratio of Earnings to Fixed Charges	21.2x	21.0x	22.7x	20.6x	22.0x	26.1x